VIA EDGAR
February 10, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention:	Rose Zukin, Staff Attorney Jeffrey P. Riedler, Assistant Director

RE:	Anadys Pharmaceuticals, Inc. Form 10-K for the Fiscal Year ended December 31, 2008 Filed March 3, 2009 Schedule 14A filed April 9, 2009 File Number: 000-50632
Ladies and Gentlemen:
Anadys Pharmaceuticals, Inc. (the “Company”) is in receipt of your letter dated January 27, 2010 containing a follow-up comment with respect to the filings referenced above (the “Comment Letter”).
Pursuant to my voicemail exchange with Rose Zukin of the Staff on February 9, 2010 and February 10, 2010, this letter will serve to confirm that the Company intends to file a response to the Comment Letter no later than Friday, February 19, 2010.
I can be reached at (858) 530-3613 if you have any questions or would like any additional information regarding this matter.

Sincerely,
/s/ Elizabeth E. Reed
Elizabeth E. Reed
Senior Vice President, Legal Affairs and General Counsel

5871 Oberlin Drive, Suite 200, San Diego, CA 92121 • Phone: 858.530.3600 • Fax: 858.527.1540
www.anadyspharma.com